February 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office AD 11 – Telecommunications

Attn.: Kathryn Jacobson, Senior Staff Accountant and

  Joseph Kempf, Senior Staff Accountant

Re:	Form 8-K filed November 2, 2017 Form 8-K filed November 30, 2017

File No. 000-22945

Ladies and Gentlemen:

This letter is written in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2017, to Helios and Matheson Analytics Inc. (“Helios”, “we,” “us,” or “our”), and to our subsequent call with the Staff on February 9, 2018, relating to the above referenced filings. In response to the Staff’s comments and as more specifically described herein, we have attached revised pro forma financial statements to an amendment to our Form 8-K filed on November 30, 2017 (the “November Form 8-K”), upon the satisfaction of the Staff’s comments to the pro forma financial statements.

In response to your oral comments respecting original comments 4 and 8, we are filing an amendment on Form 8-K/A to the Form 8-K filed on November 30, 2017 to include changes to the unaudited pro forma financial information included in Exhibit 99.3 therein. Specifically, we are amending the following items therein: (1) Goodwill under the Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2017, (2) Total assets under the Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2017, (3) Deferred revenue under the Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2017, (4) Total current liabilities under the Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2017, (5) Total liabilities under the Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2017, (6) Total liabilities, redeemable common stock and shareholders’ equity (deficit) under the Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2017, (7) Deferred Revenue included in the table under Footnote 1 to the Unaudited Pro Forma Condensed Combined Financial Information, (8) Total Fair Value of Assets Acquired and Liabilities Assumed included in the table under Footnote 1 to the Unaudited Pro Forma Condensed Combined Financial Information, (9) Goodwill included in the table under Footnote 1 to the Unaudited Pro Forma Condensed Combined Financial Information, (10) a discussion of the adjustment to increase deferred revenue and corresponding adjustment to goodwill included in Footnote 1 to the Unaudited Pro Forma Condensed Combined Financial Information, and (11) a discussion of the adjustment of record debt incurred in conjunction with the MoviePass Transaction included in Footnote 6 to the Unaudited Pro Forma Condensed Combined Financial Information.

With respect to Item (11) in the preceding paragraph, you asked us for clarification of the treatment of the convertible debt in conjunction with the MoviePass Transaction. We have clarified in Note 6 to the Unaudited Pro Forma Condensed Combined Financial Information to state that we used proceeds from the sale of the August 16, 2017 convertible notes (the “August Notes”) and November 7, 2017 convertible notes (the “November Notes”) towards the purchase of equity of MoviePass. Of the August Notes, $8,800,000 in principal amount were designated as Additional Series A Notes (the “August Additional Notes”) for which the Company received as consideration, in lieu of cash, investor notes payable to the Company in the amount of $8,800,000 (the “August Investor Notes”). The August Additional Notes do not become convertible and the Company does not owe the principal amount thereunder except to the extent the holder of the August Notes pays the Company an equal corresponding amount under the August Investor Notes.

Of the November Notes, $95,000,000 in principal amount were designated as Series B Senior Secured Bridge Convertible Notes (the “November Additional Notes”) for which the Company received as consideration, in lieu of cash, investor notes payable to the Company in the amount of $95,000,000 (the “November Investor Notes”). The November Additional Notes do not become convertible and the Company does not owe the principal amount thereunder except to the extent the holders of the November Additional Notes pay the Company and equal corresponding amount under the November Investor Notes.

Until such time as the holders of the August Additional Notes and the November Additional Notes make payments to the Company under the August Investor Notes and the November Investor Notes, respectively, in whole or in part, the unpaid amounts under the August Investor Notes and the November Investor Notes are offset against an equal amount of principal under the August Additional Notes and the November Additional Notes, respectively.

As the Company receives payments under the August Investor Notes and November Investor Notes, an equal corresponding amount is recorded as an outstanding liability on the Company’s balance sheet.

The August Additional Notes bear interest at 6% per annum. The November Additional Notes bear interest at a rate of (i) 5.25% per annum with respect to any restricted principal (which is equal to the amount remaining unpaid under the November Investor Notes) and (ii) 10% per annum with respect to any unrestricted principal (which is equal to the amount that has been paid under the November Investor Notes).

We believe that this response addresses the comments presented. However, if you have further comment, please do not hesitate to contact Kevin Friedmann, Esq. by telephone at (310) 586-7747 or by e-mail at friedmannk@gtlaw.com.

Sincerely,

HELIOS AND MATHESON ANALYTICS INC.

By:	/s/ Stuart Benson
Stuart Benson, Chief Financial Officer